                                                                    EXHIBIT 99.1


            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         NetRadio Corporation desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and is filing this cautionary statement in connection with the Reform Act. This Form 10-K and our Annual Report to Shareholders, any Form 10-Q or Form 8-K, or any other written or oral statements made by or on our behalf may include forward-looking statements that reflect our current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," "intend," "estimate," "forecast," "project," "could," "may" and other similar expressions identify forward-looking statements.

         We wish to caution you that any forward-looking statements made by or on our behalf are subject to uncertainties and other factors that could cause such statements to be wrong. Some of these uncertainties and other factors are listed under the caption "Risk Factors" below (many of which we have discussed in prior SEC filings). Though we have attempted to list comprehensively these important factors, we wish to caution investors that other factors may prove to be important in the future in affecting our operating results. New factors emerge from time to time, and it is not possible for us to predict all of these factors, nor can we assess the impact each factor or combination of factors may have on our business.

         You are further cautioned not to place undue reliance on those forward-looking statements because they speak only of our views as of the date the statements were made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                  RISK FACTORS

RISKS ASSOCIATED WITH OUR BUSINESS

THE NASDAQ NATIONAL MARKET HAS INITIATED DELISTING PROCEEDINGS AGAINST US

         The Nasdaq National Market has notified us that we are not in compliance with the continued listing requirements with respect to minimum market value of public float of $5 million, minimum bid price of $1.00 and minimum net tangible assets of $4 million. On March 28, 2001, we attended a hearing before a panel authorized by the Nasdaq Stock Market's board of directors at which we outlined our plan to regain compliance with those requirements. Nasdaq has not yet informed us of its final decision on this matter. If Nasdaq delists our common stock from the Nasdaq Stock Market, it may be more difficult for shareholders to trade our common stock. In addition, it may make future capital-raising efforts on our part more expensive and time-consuming.

WE HAVE A NEW AND UNPROVEN BUSINESS MODEL AND IT MAY NOT GENERATE SUFFICIENT REVENUE FOR OUR BUSINESS TO SURVIVE OR BE SUCCESSFUL.

         Our model for conducting business and generating revenues is new and unproven and if it fails to develop as we plan, our business may not succeed. Our business model depends upon our ability to generate revenue streams from:

         -  Business music services revenues;

         -  Website advertising fees from third parties; and

         -  Online sales of CDs and music-related merchandise.

It is uncertain whether a music-based website can generate sufficient revenues to survive. Our historical revenue sources and our projected revenue sources have changed as our business has evolved, and our revenue sources may change significantly in the future. We cannot assure you that our business model will succeed or will be sustainable as our business grows. In order for our business to be successful, we must not only develop services that directly generate revenue, but also provide content and services that attract consumers and business to our originally programmed audio entertainment. We will need to develop new offerings as consumer and business preferences change and new competitors emerge. Accordingly, we are not certain that our business model will be successful or that we can sustain revenue growth or be profitable.

WE MAY NOT ACHIEVE FUTURE PROFITABILITY DUE TO CONTINUING OPERATING LOSSES.

To date we have not been profitable. We have recorded a net loss for each year since our inception in 1995 primarily due to the costs of developing our infrastructure, and hiring management and personnel to establish our audio channels and programming. In 2000, we had net revenues of approximately $2 million and a net loss of approximately $16.3 million.

         We have historically funded our business by selling capital stock and borrowing money. We have not achieved sufficient revenues from sales of our audio merchandise or advertising to meet our expenses in any quarterly or annual period. We believe that our future profitability and success will depend in large part on, among other things, our ability to generate sufficient revenues from sales of comprehensive packages of music services to retail and other business establishments, sales of compact discs and other audio merchandise and Internet advertising. We believe that our current cash, cash equivalents and short-term investments will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next 12 months

UNLESS WE OBTAIN ADDITIONAL FINANCING, WE MAY NOT BE ABLE TO MEET OUR STRATEGIC BUSINESS OBJECTIVES.

         Our available cash and equivalents are expected to be sufficient to meet our cash requirements for a least the next 12 months. To fund future operations, we may need to raise additional funds, through public or private financing, or other arrangements. We are evaluating potential issuances of our debt or equity securities to strategic partners and the exploration of potential strategic transactions. There can be no assurance that additional financing, if needed, will be available on terms attractive to us, if at all. Our failure to raise capital when needed could have a material adverse effect on our business, results of operations and financial condition. If additional funds are raised through the issuance of equity securities, the percentage ownership of our then current shareholders will be reduced. Furthermore, these equity securities might have rights, preferences or privileges senior to those of our common stock

OUR ADVERTISING REVENUES MAY FLUCTUATE, WHICH MAY NEGATIVELY AFFECT OUR STOCK PRICE.

         Advertising sales in television, radio and print media fluctuate unpredictably and are typically lower in the first and third calendar quarters of each year. Advertising expenditures also fluctuate significantly with economic cycles, which may negatively affect our stock price. A number of factors may contribute to our ability to generate advertising revenues, including:

         - acceptance and continued growth of the Internet as an advertising medium,

         -  continued consumer Internet use,

         -  traffic on our Website,

         -  pricing of advertising on other Websites,

         - our ability to generate listener demographic characteristics that are attractive to advertisers,

         -  developing and expanding our advertising sales force, and

         - establishing and retaining desirable advertising sales agency relationships.

WE HAVE EXPERIENCED TURNOVER IN OUR KEY MANAGEMENT.

         On November 30, 2000, our chief executive officer resigned and our chairman of the board, Eric H. Paulson assumed the role of interim chief executive officer. Mr. Paulson is also chief executive officer of Navarre, our majority shareholder. In evaluating our business operations and prospects, Navarre could have interests that are different from ours. Our board of directors has formed a "Special Transactions Committee," comprised of our independent directors, to evaluate related-party transactions. Our future success will depend on our ability to attract a qualified person to act as our chief executive officer. If we are delayed in finding a chief executive officer or are unable to retain other key officers, our results of operations, financial condition and prospects could be materially affected.

WE MAY BE UNABLE TO CONTINUE TO EXPAND OUR TECHNICAL CAPACITY TO MEET AN EVER-INCREASING USER BASE.

         Our success depends in part upon our ability to deploy broadcasting technology that delivers streaming audio content to an ever-increasing number of simultaneous users. In the past, we have had periods of time when we were not able to accommodate all users visiting our Website. This has resulted in unanticipated system disruptions, slower response times, impaired quality and speed of order fulfillment, impaired customer service and lost sales opportunities. To be successful, we must increase our capacity to deliver content to larger audiences. If our bandwidth provider substantially increases the fees it charges us or refuses to contract with us for its services, our business could be materially damaged. In addition, we must acquire, test and deploy additional network equipment to successfully scale our network infrastructure to serve mass audiences. There can be no assurance that we will be successful in doing so. If we fail to scale our broadcasts to large audiences of simultaneous users, our business could be materially damaged.


COMPETITION FROM TRADITIONAL AND ONLINE MEDIA, AND OTHER COMPANIES FOCUSED ON MUSIC COULD REDUCE OUR REVENUES, POTENTIAL PROFITS AND MARKET SHARE.

         The market for the online distribution of music and music-related products and services is new, highly competitive and rapidly changing. Barriers to entry on the Internet are relatively low, and we expect competition to increase significantly in the future. Increased competition could result in advertising price reduction, reduced margins or loss of market share, any of which could adversely affect our business. We compete for members, users and advertisers with the following types of companies:

         - streaming media sites such as Yahoo/Broadcast.com, Real.com, Spinner, Launch, Rolling Stone Radio, Live 365 and discjockey.com,

         - online retail vendors of music, such as CDNow, E-music, MP3, Amazon.com and Barnes & Noble.com,

         -  traditional radio broadcasters,

         -  other small online vendors, and

         - publishers and traditional retail vendors of music, including large specialty music stores with significant brand awareness, sales volume and customer bases, such as MusicLand, Tower Records and Best Buy.

         Because we compete for advertisers with traditional advertising media, our business could be adversely affected if advertisers do not view online media as effective for advertising. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services. Many of our current and potential competitors in the Internet and music entertainment businesses may have substantial competitive advantages relative to us, including the following:

         -  longer operating histories;

         -  significantly greater financial, technical and marketing resources;

         -  greater brand name recognition;

         -  better access to content; and

         -  larger advertiser bases.

These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and devote greater resources to the development, promotion, and sale of their products or services than we can. Websites maintained by our existing and potential competitors may be perceived by consumers, artists, record companies and other music-related vendors or advertisers as being superior to ours. In addition, we may not be able to maintain or increase our website traffic levels, purchase inquiries and number of click-throughs on our online advertisements. Increased competition could result in advertising price reduction, reduced margins or loss of market share, any of which could harm our business.

IF WE ARE UNABLE TO ADAPT TO RAPID TECHNOLOGICAL CHANGE, OUR BUSINESS COULD BE MATERIALLY DAMAGED.

         The market for Internet audio is characterized by rapid technological developments, frequent new product introductions, evolving industry standards, and changes in transmission and content delivery mechanisms. It is possible that an alternative technology will emerge that offers superior broadcasting technology over the Internet. The introduction of new technology, products, services or standards may prove to be too difficult, too costly or impossible to integrate into our existing or any future products and services. In the event that our technology is not successfully deployed in a timely manner or such an alternative technology emerges, we would likely be required to expend significant resources to deploy such alternative technology. This could materially damage our business during the period in which we attempted such deployment. We must also continue to add hardware and enhance software to accommodate any increased content and use of our Website. If we are unable to increase the data storage and processing capacity of our systems at least as fast as the growth in demand, our Website may fail to operate at an optimal level for unknown periods of time. Any difficulty keeping pace with technological advancements could hurt the growth of our business, retention of our customers and may materially adversely affect our business, financial condition and results of operations.

         Sales and distribution of music digitally could radically alter the current music distribution methods used by artists, publishers, distributors, retailers and media companies. One recent technological development is MP3, a standard for digital music encoding, which generally permits a user to store and replay, either on a personal computer or a specially-designed MP3 device, music selected by the user as opposed to an Internet audio broadcaster. For example, a portable device called the Rio is available to consumers and can be used to play MP3-downloaded music files. This technology permits the posting of music on Websites either legally, by artists or record labels on their own Websites, or illegally on sites that have pirated intellectual property owned by the major and independent labels. The ability to immediately download music eliminates product shipping and handling. As a result, acceptance of this technology could dramatically change the structure and competitive dynamics of the market for sales of pre-recorded music over the Internet. There can be no assurance that we will be able to respond quickly, cost effectively and sufficiently to this or other technological developments, and failing to effectively respond to technological developments could materially damage our business.

WE MAY BE UNABLE TO CONTINUE TO DEVELOP OUR BRAND, WHICH COULD HARM FUTURE GROWTH OF OUR BUSINESS.

         We believe that our growth has been largely attributable to word of mouth. Despite this historical organic growth, we believe that continuing to strengthen our brand is critical to achieving widespread acceptance of NetRadio, particularly in light of the competitive nature of our industry. Promoting and positioning our brand will depend largely on the success of our marketing efforts. Therefore, we expect to increase our marketing budget to create and maintain brand loyalty among our listeners and other visitors to our Website. There can be no assurance that our brand promotion activities will yield increased revenues or that any such revenues would offset the expenses that we may incur to build our brand.

IF CORPORATE INTRANETS DO NOT ACCEPT OUR PROGRAMMING, THE NUMBER OF LISTENERS TO OUR AUDIO CONTENT MAY DECLINE.

         A significant portion of our audience is in the workplace. Because of bandwidth constraints on corporate intranets or fears that computer networks and other computer systems' security could be compromised, some information systems managers may block reception of streaming media. Widespread adoption of streaming media technology depends upon overcoming these obstacles, improving audio and video quality and educating users in the use of streaming media technology. If streaming media technology fails to achieve broad commercial acceptance or acceptance is delayed, our business could be materially damaged.

OUR INTERNALLY DEVELOPED AND COMMERCIALLY AVAILABLE SOFTWARE MAY NOT ADEQUATELY SUPPORT OUR GROWTH.

         We use internally developed and commercially available software for our Website, audio channels, search engines and substantially all aspects of transaction processing, including order management, cash and credit processing, purchasing, inventory verification and shipping. If we are unable to modify our software as necessary to accommodate increased traffic to our Website or increased volume of transactions, our business could be materially damaged.

BECAUSE WE HAVE MOST OF OUR OPERATIONS AT A SINGLE LOCATION AND WE HAVE LIMITED REDUNDANT SYSTEMS, OUR OPERATIONS ARE VULNERABLE TO INTERRUPTIONS DUE TO UNFORESEEN EVENTS.

         Our success depends largely on the efficient and uninterrupted operation of our computer and communications hardware systems. Our computer and communications hardware and software are located at a single leased facility in Eden Prairie, Minnesota. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, tornadoes and similar events. We presently have limited redundant systems and no formal disaster recovery plan. We do not carry sufficient business interruption insurance to compensate us for losses that may occur. Our servers are also vulnerable to computer viruses, physical or electronic break-ins and similar disruptions which could lead to interruptions, delays or loss of data. The occurrence of any of these events could prevent us from broadcasting our audio programming, selling advertising or accepting and fulfilling customer orders.

IF WE ARE UNABLE TO PROTECT OUR TRADEMARKS AND PROPRIETARY RIGHTS, OUR REPUTATION IN THE MARKETPLACE MAY BE MATERIALLY DAMAGED.

         We regard our copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as important to our success. We rely upon trademark and copyright law, trade secret protection, confidentiality and license agreements with employees, customers, partners and others to protect our proprietary rights. We have registered certain of our trademarks and service marks with applicable governmental authorities. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our products and services are made available and we have not sought protection for our intellectual property in every country where our broadcasts may be heard. In the future, we may license certain of our proprietary rights, such as trademarks or copyrighted material, to third parties. While we will try to ensure that the quality of our brand is maintained by such licensees, it is possible that such licensees could take actions that might materially adversely affect the value of our proprietary rights or reputation. There can be no assurance that the steps we take to protect our proprietary rights will be adequate or that third parties will not infringe or otherwise violate our copyrights, trademarks, trade dress or similar proprietary rights.

         We currently hold various Internet domain names relating to our products and services. The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. In the past, third parties have acquired domain names that are similar to ours, and we have had to expend resources to protect our proprietary rights in this area. There can be no assurance that in the future we will be able to prevent other third parties from acquiring domain names that are identical to, similar to, infringe upon or otherwise decrease the value of our trademarks, domain names and other proprietary rights. If we are unable to protect our domain names from third parties, our business could be materially damaged.

WE MAY INFRINGE UPON THE PROPRIETARY RIGHTS OF OTHERS AND ANY RELATED LITIGATION, REGARDLESS OF ITS MERIT, COULD MATERIALLY DAMAGE OUR BUSINESS.

         We believe that our broadcasts of prerecorded music over the Internet are permitted under the copyright laws of the United States, as long as we obtain appropriate permission and pay appropriate royalties. We have entered into licensing agreements with each of the major performing rights organizations, including the American Society of Composers, Authors and Publishers, Broadcast Music, Inc. and the Society of European Stage, Authors and Composers, Inc. We believe that these agreements grant us licenses to broadcast music and other copyrighted materials over the Internet, and obligate us to pay royalties in connection with such broadcasts. The royalties that we must pay, or the terms and conditions of the license agreements, may change, and such changes may materially damage our business. There is also a risk that some music may not be available for broadcast over the Internet. In addition, our license agreements with performing rights organizations may not comply with the copyright laws of jurisdictions outside the United States, and our broadcasts may violate the copyright laws of jurisdictions where our Internet broadcasts may be heard.

         NetRadio, along with several other media companies, is a participant in the current Copyright Arbitration Royalty Panel ("CARP") proceeding, conducted under the auspices of the U.S. Copyright Office, to determine royalty fees payable to sound recording copyright owners for public performances and ephemeral reproductions of their works by eligible non-interactive, non-subscription services under sections 112 and 114 of the Copyright Act. The CARP will set fees for the time periods 1998-2000 and 2001-2002. Sound recording copyright owners in the CARP are represented by the Recording Industry Association of America. CARP hearings are scheduled to commence on July 30, 2001, and the CARP is required to render a decision within 180 days of that date. The CARP decision is then subject to review by the Register of Copyrights, and is appealable to the United States District Court for the District of Columbia.

         We have been, and may continue to be, subject to claims and legal proceedings, from time to time, in the ordinary course of our business. These claims could include claims against us for alleged infringement of copyrights, trademarks and other proprietary rights of third parties. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources, which could materially damage our business.


IF WE DO NOT CONTINUE TO DELIVER COMPELLING AUDIO CONTENT, TRAFFIC TO OUR WEBSITE WILL DECREASE.

         Our success depends in large part upon our ability to deliver compelling audio content over the Internet. We do not create our own musical content. Rather, we rely upon record labels, music publishers, performers and artists for entertaining content. Our ability to maintain existing relationships with content providers and build new relationships with additional content providers is critical to the success of our business. Many of our agreements with third party content providers are for limited terms or are not memorialized in a formal written contract, and content providers may choose not to renew, or may terminate, such agreements. Our inability to secure licenses from content providers or performing rights societies, or the termination of a significant number of content provider agreements, would decrease the availability of content that we can offer our listeners. This may result in decreased traffic on our Website and decreased advertising and sales revenues, which could materially damage our business.

WE MAY BE VULNERABLE TO ONLINE COMMERCE SECURITY RISKS, WHICH COULD RESULT IN A DECLINE IN OUR PRODUCT SALES REVENUES.

         A significant barrier to online commerce and communications is the secure transmission of confidential information, such as customer credit card information. We rely upon encryption and authentication technology licensed from third parties to transmit and protect confidential information. Advances in computer capabilities, new discoveries in the field of cryptography, or other developments may result in a compromise or breach of the systems that we use to protect customer transaction data. If any compromise were to occur, or if our customers, or Internet users in general believe that data transmissions over the Internet are not secure, we would have to expend significant capital and other resources to protect against security breaches or to alleviate concerns or problems caused by security breaches. Concerns over the security and privacy of transactions conducted on the Internet may inhibit the continued growth of the

Internet and accompanying growth of Internet commercial transactions. In addition, security breaches in our storage, or our third party contractors' storage of customer proprietary information could damage our reputation and expose us to loss or possible liability. Our security measures may not prevent security breaches, and if they occur, our business could be materially damaged.


RISKS RELATING TO OUR INDUSTRY

COMPANIES WHOSE BUSINESS IS CONDUCTED PRIMARILY OVER THE INTERNET HAVE HAD A DRAMATIC DECREASE IN THEIR STOCK PRICES AND THIS DECLINE MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

         The stock prices of public companies who primarily conduct business over the Internet have dramatically decreased within the past six months, and the private and public equity markets on which these companies previously relied for capital have become increasing unreceptive. As a result, our ability to complete additional public or private equity financing or our ability to complete other strategic transactions on commercially reasonable terms may become increasingly difficult if the industry-wide decline in stock prices continues or does not improve.

THE ONLINE ADVERTISING MARKET IS CURRENTLY UNDERGOING AN INDUSTRY-WIDE DECLINE IN PRICES, USAGE AND PERCEIVED DESIRABILITY WHICH MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR ABILITY TO GENERATE REVENUE.

         Standard industry-wide rates for online advertising have declined during the past year, and many advertising customers are using the Internet less for advertising, as well as demanding lower rates per advertisement. Our revenues depend heavily on online advertising and we may not be able to survive a sustained continuation of this industry-wide decline in prices and the decreased desirability of online advertising in general. There has also been a decline in the number of viable "dot-com" businesses in general, and the private and public equity markets on which these companies previously relied for capital have become increasing unreceptive. As a result, even those companies that remain viable can be expected to continue to spend less on advertising, which may make it increasingly difficult for us to meet projected revenue expectations.

OUR BUSINESS IS DEPENDENT ON THE CONTINUED DEVELOPMENT AND MAINTENANCE OF THE INTERNET AND THE AVAILABILITY OF INCREASED BANDWIDTH TO CUSTOMERS.

         The success of our business depends largely on the development and maintenance of the Internet infrastructure. This includes maintenance of a reliable network with the necessary speed, data capacity and security, as well as timely development of complementary products such as high-speed modems, for providing reliable Internet access and services. Because global commerce on the Internet and the online exchange of information is new and evolving, we cannot predict whether the Internet will prove to be a viable commercial marketplace in the long term.

         The success of our business will rely on the continued improvement of the Internet as an efficient medium for the delivery and distribution of music, as well as a convenient means of consumer interaction and commerce. Our business will depend on the ability of our consumers to receive streaming media music transmissions from us, as well as to conduct commercial transactions with us, without significant delays or aggravation that may be associated with decreased availability of Internet bandwidth and slower access to our website.

         The Internet has experienced, and is likely to continue to experience significant growth in the numbers of users and the amount of traffic. As the Internet continues to experience increased numbers of users, increased frequency of use and increased bandwidth requirements, the Internet infrastructure may be unable to support the demands placed on it. In addition, increases in users or bandwidth requirements may harm the performance of the Internet. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the levels of Internet usage as well as the level of traffic, and could result in the Internet becoming an inconvenient or uneconomical source of music and music-related products and services. Any system interruptions that result in our website being inaccessible would reduce the volume of goods sold, advertising revenue and the attractiveness of our products and services. The infrastructure and complementary products or services necessary to make the Internet a viable commercial marketplace for the long term may not be developed successfully or in a timely manner. Even if these products or services are developed, the Internet may not become a viable commercial marketplace for the products and services that we offer.

FUTURE REGULATION OF THE INTERNET COULD EXPOSE US TO SIGNIFICANT LIABILITY.

         There currently are few laws and regulations directly applicable to the Internet. However, new laws and regulations may be adopted in the United States and elsewhere covering issues such as music licensing, broadcast license fees, copyrights, privacy, pricing, sales taxes and characteristics and quality of Internet services. For example, several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on these companies. Restrictive laws or regulations could slow Internet growth or expose us to significant liabilities associated with content available on our Website. The application of existing laws and regulations governing Internet issues, such as property ownership, libel and personal privacy, is subject to substantial uncertainty. New laws and regulations, including laws and regulations governing issues such as property ownership, content, taxation and defamation, may expose us to significant liabilities, significantly slow Internet growth or otherwise materially damage our business.

         We collect sales and other taxes only in the states and countries where we believe we are required by law to do so. One or more states or countries have sought to impose sales or other tax obligations on companies that engage in online commerce within their jurisdictions. A successful assertion by one or more states or countries that we should collect sales or other taxes on products and services, or remit payment of sales or other taxes for prior periods, could materially damage our business. Legislation limiting the ability of states to impose taxes on Internet-based transactions has been proposed in the U.S. Congress. We cannot assure you that this legislation will ultimately become law or that the tax moratorium in the final version of this legislation will be ongoing. Failure to enact or renew this legislation, once enacted, could allow various states to impose taxes on Internet-based commerce, which could adversely affect our business.